

December 9, 2020

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

> **Re: Smart Rx Systems Inc.**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted November 27, 2020**
> **CIK No. 0001672227**

Dear Mr. Rohatgi:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted November 27, 2020

Remuneration of Executive Officers and Directors of Our Company, page 44

1.  We note your written response to our prior comment 2. We also note that you have filed as exhibit 6.1 the employment agreement of Swatantra Rohatgi. We further note that the employment agreement refers to a "Deferred Compensation Plan," and "Special Achievement Awards." Please revise your disclosure to describe your deferred compensation plan and the special achievement awards, and file as exhibits any related agreements or plans.

Financial Statements, page F-1

2.  Your interim Statements of Operations and Statements of Cash Flows should be presented with the corresponding period of the preceding fiscal year. Please revise accordingly. Refer to paragraph (b)(5) in Part F/S of Form 1-A.

3.    Please provide the information required by paragraph (b)(5)(iii) in Part F/S of Form 1-A, as well as any other notes to interim financial statements needed to fairly present your interim financial statements in accordance with GAAP.  Refer to ASC 270, as applicable.

You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3769 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services